EX-99.11.a

Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

February 18, 2022

Board of Trustees
Dimensional ETF Trust
6300 Bee Cave Road, Building One
Austin, Texas 78746

Re: Registration Statement on Form N-14

Ladies and Gentlemen:

We have acted as counsel to the Dimensional ETF Trust (the “Trust”), a statutory trust created under the laws of the State of Delaware, in connection with the preparation and filing with the U.S. Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”). The purpose of the Registration Statement is to register shares of beneficial interest, with no par value (“Shares”), to be issued by the Trust on behalf of the Dimensional US Marketwide Value ETF (the “Acquiring Portfolio”), in connection with the acquisition by the Acquiring Portfolio of all of the assets and liabilities of the Tax-Managed U.S. Marketwide Value Portfolio II (the “Target Portfolio”), a series of Dimensional Investment Group, Inc. (the “Company”), by and in exchange for Shares of the Acquiring Portfolio (the “Transaction”).
In rendering the opinion hereinafter set forth, in connection with the Transaction, we have examined the Trust’s Agreement and Declaration of Trust (the “Agreement”), as amended to date, and Bylaws, as amended to date, the form of Agreement and Plan of Reorganization for the Transaction, which was approved by the Board of Directors of the Company and the Board of Trustees of the Trust (the “Plan”), a Certificate of Good Standing of the Trust from the Secretary of the State of Delaware dated February 17, 2022, the Registration Statement filed on February 18, 2022, resolutions adopted by the Board of Directors of the Company and the Board of Trustees of the Trust in connection with the Transaction, and such other legal and factual matters as we have deemed appropriate.
This opinion is based exclusively on the provisions of Delaware General Corporation Law governing the issuance of the shares of the Trust, and the reported case law thereunder, and does not extend to the securities or “blue sky” laws of the State of Delaware or other states.

We have assumed the following for purposes of this opinion:

1. The Shares of the Acquiring Portfolio will be issued against payment therefor as described in the Registration Statement and the Plan, and that such payment will have been at least equal to the net asset value of such Shares.
On the basis of the foregoing, it is our opinion that, when issued and paid for upon the terms provided in the Registration Statement and the Plan, subject to compliance with the 1933 Act, the Investment Company Act of 1940, as amended, and applicable state laws regulating the offer and sale of securities, the Shares to be issued pursuant to the Registration Statement will be legally issued, fully paid and non-assessable.
Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Board of Trustees
Dimensional ETF Trust
February 18, 2022

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement or any post-effective amendment thereto. This opinion is solely for the use of the Trust, the Company and shareholders of the Acquiring Portfolio and Target Portfolio and may not be referred to or used for any other purpose or relied on by any other persons without our prior written approval. This opinion is limited to the matter set forth in this letter, and no other opinions should be inferred beyond the matters expressly stated.

Very truly yours,

STRADLEY RONON STEVENS & YOUNG, LLP

By:	/s/ Jana L. Cresswell
Jana L. Cresswell, a Partner